UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated April 8, 2021, titled “ABB launches new share buyback program”.

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ZURICH, SWITZERLAND, APRIL 8, 2021

ABB launches new share buyback program

ABB will launch on April 9, 2021 its previously announced follow-up share buyback program of up to $4.3 billion. Based on the current share price this represents a maximum of approximately 137 million shares. The maximum number of shares that may be repurchased under this new program on any given trading day is 1,543,644.

This follow-up program is part of ABB’s plan to return $7.8 billion of cash proceeds from the Power Grids divestment to shareholders and is consistent with the company’s capital structure optimization program. As announced previously, under the initial program ABB repurchased a total of 128,620,589 shares – equivalent to 5.93 percent of its issued share capital at the launch of the program – for a total amount of approximately $3.5 billion. ABB shareholders approved the cancellation of 115 million of these shares at ABB’s 2021 Annual General Meeting (AGM).

The total number of ABB’s issued shares is 2,168,148,264 including the shares approved for cancellation at ABB’s 2021 AGM. ABB currently owns 143,988,616 treasury shares.

The follow-up share buyback program is for capital reduction purposes and will be executed on a second trading line on the SIX Swiss Exchange (Valor: 35.767.961; ISIN: CH035 767 961 9). It is planned to run from April 9, 2021 until March 23, 2022. At the company’s AGM on March 24, 2022, ABB intends to request shareholder approval to cancel the shares purchased through this program as well as those shares purchased under the initial program that were not proposed for cancellation at ABB’s 2021 AGM.

The share buyback program will be managed by a bank mandated by ABB that will make its trading decisions concerning the timing of share repurchases independently of ABB, within pre-agreed parameters. ABB can change these parameters outside of its closed periods and if it is not in possession of any inside information.

The purchase price per share will not exceed the higher of the price of the last independent trade on the ordinary trading line on the SIX Swiss Exchange and the highest current independent bid price on the ordinary trading line on the SIX Swiss Exchange. In addition, customary spreads on purchases on the second trading line on the SIX Swiss Exchange will be paid, observing the limitations of the Ordinance on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIO). Payment for the shares will be made in cash.

The buyback program is being carried out in accordance with the Ordinance on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIO), the Market Abuse Regulation (EU) No 596/2014 and the Commission Delegated Regulation (EU) No 2016/1052. Weekly updates on the program will be published on ABB’s investor relations website at https://global.abb/group/en/investors/investor-and-shareholder-resources and issued by press release.

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ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the share buyback program. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, and are generally identifiable by statements containing words such as “intends”, “expects,” “plans”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could affect our ability to achieve any or all of our stated targets. Factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB LAUNCHES NEW SHARE BUYBACK PROGRAM	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 9, 2021.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: April 9, 2021.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance